

August 13, 2020

Lazarus Krikorian
Senior Vice President and Chief Accounting Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

  Re: AmerisourceBergen Corporation
   Form 10-K for Fiscal Year Ended September 30, 2019
   Filed November 19, 2019
   File No. 001-16671

Dear Mr. Krikorian:

  We have reviewed your March 26, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2020 letter.

Form 10-K for Fiscal Year Ended September 30, 2019

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations,, page 27

1. We note your response to our prior comment number 1. As you have not addressed our comment, we are reissuing our previous comment in its entirety. While you have provided additional factors that contributed to the change in revenues, including citing that unit volume growth and inflationary increases have had an impact, you have only quantified $6 billion of an $11 billion dollar change. Please revise to quantify a material portion of the change in accounts. Please quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate. Please also consider using tables to list, quantify, and sum factors to which changes are attributed.

Additionally, please tell us how much the increased specialty pharmaceutical product sales and the January 2018 acquisition of H.D. Smith contributed to increase in revenues respectively.

You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services